SUB-INVESTMENT ADVISORY AGREEMENT

DREYFUS APPRECIATION FUND, INC.
200 Park Avenue
New York, New York 10166

December 27, 1990
As Amended, September 26, 1991
As Revised, August 4, 2004

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, Texas 77010

Dear Sirs:

     Dreyfus Appreciation Fund, Inc., a Maryland corporation (the "Fund"), herewith confirms its agreement with you as follows:

     The Fund desires to employ its capital by investing and reinvesting the same in investments of the type in accordance with the limitations specified in its Articles of

Incorporation and its Prospectus and Statement of Additional Information as from time to time in effect, copies of which have been or will be submitted to you, and in such manner and to such extent as from time to time may be approved by the Fund's Board of Directors. The Fund desires to employ you to act as the Fund's sub-investment adviser. The Fund currently employs The Dreyfus Corporation (the "Adviser") to act as its investment adviser.

     In this connection, it is understood that from time to time you will employ or associate with yourself such person or persons as you may believe to be particularly fitted to assist you in the performance of this Agreement. Such person or persons may be officers and employees who are employed by both you and the Fund. The compensation of such person or persons shall be paid by you and no obligation may be incurred on the Fund's behalf in any such respect.

     Subject to the supervision and approval of the Adviser and the Fund's Board of Directors, you will provide investment management of the Fund's portfolio in accordance with the Fund's investment objectives and policies as stated in the Fund's Prospectus and Statement of Additional Information as from time to time in effect. In connection therewith, you will supervise the Fund's investments and conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund's assets. You will furnish to the Adviser or the Fund such statistical information, with respect to the investments which the Fund may hold or contemplate purchasing, as the Adviser or the Fund may reasonably request. The Fund wishes to be informed of important developments materially affecting its portfolio and shall expect you, on your own initiative, to furnish to the Fund from time to time such information as you may believe appropriate for this purpose.

     You shall exercise your best judgment in rendering the services to be provided hereunder, and the Fund agrees as an inducement to your undertaking the same that you shall not be liable hereunder for any error of judgment or mistake of law or for any loss suffered by the Fund, provide that nothing herein shall be deemed to protect or purport to protect you against any liability to the Fund or to its security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

     In consideration of services rendered pursuant to this Agreement, the Fund will pay you on the first business day of each month a fee, at an annual rate based on the value of the Fund's average daily net assets during the preceding month, as follows:

Annual Fee as a Percentage of
Total Assets	Average Daily Net Assets

0 up to $25 million	.11 of 1%
$25 million up to $75 million	.18 of 1%
$75 million up to $200 million	.22 of 1%
$200 million up to $300 million	.26 of 1%
$300 million or more	.275 of 1%

     Net asset value shall be computed on such days and at such time or times as described in the Fund's then-current Prospectus and Statement of Additional Information. The fee for the period from the date hereof to the end of the month hereof shall be pro-rated according to the proportion which such period bears to the full monthly period, and upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

     For the purpose of determining fees payable to you, the value of the Fund's net assets shall be computed in the manner specified in the Fund's Articles of Incorporation for the computation of the value of the Fund's net assets.

     You will bear all expenses in connection with the performance of your services under this Agreement. All other expenses to be incurred in the operation of the Fund (other than those borne by the Adviser) will be borne by the Fund, except to the extent specifically assumed by you. The expenses to be borne by the Fund include, without limitation, the following: organizational costs, taxes, interest, brokerage fees and commissions, if any, fees of Directors who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of you or the Adviser or any affiliate of you or the Adviser, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of shareholder reports and meetings, costs of preparing and printing prospectuses and statements of additional information, and any extraordinary expenses. It is understood that certain stockholder servicing, administration and/or distribution expenses to be incurred in connection with the Fund's shares will be paid pursuant to a Service

Plan adopted in accordance with rules promulgated under Section 12 of the Investment Company Act of 1940.

     The Fund understands that you now act and will continue to act as investment adviser to various fiduciary or other managed accounts, and the Fund has no objection to your so acting. In addition, it is understood that the persons employed by you to assist in the performance of your duties hereunder will not devote there full time to such services and nothing herein contained shall be deemed to limit or restrict your right or the right of any of your affiliates to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

     You shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on your part in the performance of your duties or from reckless disregard by you of your obligations and duties under this Agreement. Any person, even though also your officer, director, partner, employee or agent, who may be or become any officer, Director, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting on any business of the Fund, to be rendering such services to or acting solely for the Fund and not as your officer, director, partner, employee or agent or one under your control or director even though paid by you.

     This Agreement shall continue automatically for successive annual periods ending on September 5th of each year, provided such continuance is specifically approved at least annually by (i) the Fund's Board of Directors or (ii) vote of a majority (as defined in the Investment Company Act of 1940) of the Fund's outstanding voting securities, provided that in either event its continuance also is approved by a majority of the Fund's Board of Directors who are not "interested persons" (as defined in said Act) of any party to this Agreement, by vote cast in person at a meeting called fro the purpose of voting on such approval. This Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board of Directors or by vote of holders of a majority of the Fund's shares or, on not less than 90 days' notice, by you. This Agreement also will terminate automatically in the event of its assignment (as defined in said Act).

     If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

DREYFUS APPRECIATION FUND, INC.

Accepted:

By: /s/ Steven F. Newman

Steven F. Newman, Secretary

FAYEZ SAROFIM & CO.

By: /s/ Raye G. White

Raye G. White, Executive Vice President